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                       	SECURITIES AND EXCHANGE COMMISSION
                             	Washington, D.C. 20549
	                             ______________________

	                                  SCHEDULE 13D

                   	Under the Securities Exchange Act of 1934
                               	(Amendment No. 43)

                             	DATAPOINT CORPORATION
                                	(Name of Issuer)

                    	COMMON STOCK, PAR VALUE $.25 PER SHARE
                       	(Title of Class of Securities)

                                  	238100200
                                	(CUSIP Number)

                     	Asher B. Edelman, 717 Fifth Avenue
             	New York, New York 10022, Telephone: (212) 371-7711
                	(Name, address and telephone number of person
              	authorized to receive notices and communications)

                              	December 10, 1996
           	(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Item 1.  Security and Issuer
-----------------------------------------------------------

Item 1 is hereby amended and restated as follows:

(a) 	This statement, as amended, relates to the common stock, par value $0.25 per share ("Common Stock"), issued by Datapoint Corporation (the "Company"), whose principal domestic executive offices are at 8410 Datapoint Drive, San Antonio, Texas 78229, and whose principal international executive offices are at 4 rue d'Aguesseau 75008 Paris, France.

(b) 	This statement, as amended, pertains in limited respect to the $1.00 preferred stock, $20 liquidation preference per share ("Preferred Stock") issued by the Company. The Preferred Stock is a non-voting class of security.
However, in the event that quarterly dividends payable on the Preferred Stock are in arrears in an aggregate amount at least equal to six full quarterly dividends (which need not be consecutive), the shares of Preferred Stock are exchangeable, at the option of the holder of the Preferred Stock while the arrearage exists, for two (2) shares of Common Stock, subject to the provisions of Delaware law limiting the rights of redemption by a corporation of its shares. Additionally, the failure to pay six (6) full quarterly dividends results in an automatic increase in the number of directors constituting the Board of Directors of the Company by two (2) persons, and the holders of the Preferred Stock are entitled to a special right, voting separately as a single class, to fill the two (2) new directorships at the next succeeding annual meeting of shareholders and at each succeeding annual meeting until the cumulative dividends have been paid in full. The Preferred Stock is the subject of an Exchange Offer described in Item 4 hereof.

(c) 	This statement, as amended, also pertains in limited respect to the 8-7/8%
Convertible Subordinated Debentures due June 1, 2006 issued by the Company ("Debentures"). The Debentures are a non-voting class of security. However, each one thousand dollar ($1,000.00) principal amount Debenture is convertible by the holder into 55.231 shares of Common Stock at any time prior to redemption or prior to June 1, 2006.

Item 4.  Purposes of the Transaction
-----------------------------------------------------------

Item 4 is hereby amended and restated as follows:

The purpose of the holding of shares of Common Stock and Preferred Stock by Mr. Edelman and the other reporting persons is for investment. Mr. Edelman has been Chairman of the Company's Board of Directors and of the Board's Executive Committee since March 1985 and Chief Executive Officer of the Company since February 1993.

Each of Mr. Edelman and the other reporting persons intends to review its investment in the Company on a continuing basis and, depending upon various factors, including the Company's business affairs and financial position, the price levels of the shares of the Common Stock, and conditions in the securities markets and general economic and industry conditions, will take such actions with respect to its respective investment in the Company as it deems appropriate in light of the circumstances existing from time to time. Such actions may include the acquisition of additional shares of the Common Stock, Preferred Stock and Debentures through open-market and privately negotiated transactions, and may, subject to applicable securities law, include the sale of some or all of its holdings in the open-market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

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On December 10, 1996, the Company conducted its Annual Meeting of Shareholders at which 1,148,061 shares of the Company's $1.00 Preferred Stock were tendered and accepted by the Company in exchange for 3,731,198 shares of Common Stock (i.e., 3.25 shares of Common Stock for each share of Preferred Stock), said tendered Preferred Stock shares constituting approximately 61.45% of the outstanding Preferred Stock shares, including all of the Preferred Stock of the reporting persons. The shares were tendered to and accepted by the Company under the terms of an exchange offer (the "Exchange Offer") more particularly described in the Company's Proxy Statement/Prospectus dated October 31, 1996. The Company likewise adopted at the Annual Meeting the 1996 Director Stock Option Plan and the 1996 Employee Stock Option Plan (collectively, the "1996 Stock Option Plans") under which certain of the reporting persons are or will in the future be granted rights to acquire Common Stock.

Item 5.	Interest in Securities of the Issuer.
-----------------------------------------------------------

Item 5(a) is hereby amended and restated as follows:

(a) 	The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 13,931,971 shares of
Common Stock outstanding as of October 25, 1996, based upon information received from the Company and as reported on the Company's most recent 10Q for the quarter ending October 25, 1996, and an additional 3,731,198 shares of Common
Stock which will be issued to the holders of the Preferred Stock who tendered their Preferred shares under the Exchange Offer at the Annual Meeting.

As of the close of business on December 10, 1996:

(i) 	Plaza Securities Company ("Plaza") owns 212,318 shares of Common Stock, and 70,471 shares of $1.00 Preferred Stock, currently convertible under the Exchange Offer into 229,031 Common shares, totalling 441,349 beneficially owned shares. Such shares constitute approximately 2.5% of the shares outstanding (based upon 17,663,169 shares which would be outstanding following exchange of the Preferred Stock tendered and accepted under the Exchange Offer).

(ii) 	A. B. Edelman Management Co., Inc. ("Edelman Management") owns no shares of Common Stock or Preferred Stock. As investment manager for Canal Capital Corporation ("Canal") and as sole general partner of Edelman Value Partners, L.P., Edelman Management may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of the 333,779 shares of Common Stock and 8,458 shares of Preferred Stock (convertible to 27,488 shares) owned by Canal and the 50,300 shares of Preferred Stock (convertible to 163,475 shares) owned by Edelman Value Partners, L.P., respectively, totalling 524,742 beneficially owned shares.
Such shares constitute approximately 3.0% of the shares outstanding (based upon 17,663,169 Common shares which would be outstanding following exchange of the Preferred Stock).

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(iii) 	Canal Capital Corporation ("Canal")  owns 333,779 shares of Common Stock, and 8,458 shares of Preferred Stock currently convertible into 27,488 Common shares totalling 361,267 beneficially owned shares. Such shares constitute approximately 2.0% of the shares outstanding (based upon 17,663,169 Common shares outstanding following exchange of the Preferred Stock).

(iv) 	Edelman Value Partners, L.P. owns no shares of Common Stock and 50,300 shares of Preferred Stock, currently convertible into 163,475 Common shares, which constitute approximately 0.9% of the shares outstanding (based upon 17,663,169 Common shares outstanding following exchange of the Preferred Stock).

(v) 	Regina M. Edelman owns 96,204 shares of Common Stock and 29,002 shares of
Preferred Stock, currently convertible into 94,256 Common shares. Mrs. Edelman would be deemed to beneficially own 190,460 shares constituting 1.1% of the shares outstanding (based upon 17,663,169 Common shares outstanding following exchange of the Preferred Stock). Further by reason of the provisions of Rule 13d-3, Asher B. Edelman may be deemed to beneficially own such shares although such shares are expressly disclaimed by Mr. Edelman.

(vi) 	Edelman Value Fund, Ltd. owns no shares of Common Stock and 104,400 shares of Preferred Stock, currently convertible into 339,300 Common shares, which constitute approximately 1.9% of the shares outstanding (based upon 17,663,169 Common shares outstanding following exchange of the Preferred Stock).

(vii) 	Felicitas Partners, L.P. owns 4,402 shares of Common Stock and 581 shares of Preferred Stock, currently convertible into 1,888 Common shares, totalling 6,290 beneficially owned shares and constituting less than 0.1% of the shares outstanding, before and after the exchange of the Preferred Stock (based upon the 17,663,169 shares outstanding after exchange).

(viii) 	A. B. Edelman Limited Partnership owns 783,890 shares of Common Stock and 51,229 shares of Preferred Stock. Due to the present convertibility of these Preferred shares for 166,494 Common shares, the Limited Partnership would be deemed to beneficially own 950,384 shares, constituting 5.4% of the shares outstanding (based upon 17,663,169 Common shares outstanding following exchange of the Preferred Stock).

(ix) 	The Uniform Gifts To Minors accounts for Mr. Edelman's three (3) daughters for which he is custodian own a total of 21,000 shares of Common Stock and no Preferred Stock, constituting 0.1% of the Common shares outstanding after exchange of the Preferred Stock.

(x) 	Asher B. Edelman owns 5,000 shares of Common Stock in a Keough plan.  He currently holds exercisable employee and director options on 188,333 shares of Common Stock, constituting approximately 1.1% of the shares outstanding (based upon the 17,851,502 Common shares which would be outstanding following the exercise of such options and the exchange of the Preferred Stock). By reason of the provisions of Rule 13d-3, Mr. Edelman may be deemed to own beneficially the 2,666,858 shares of Common Stock beneficially owned by the foregoing persons and himself (which include options on 188,333 shares and 1,021,932 shares underlying the exchanged Preferred Stock), constituting approximately 14.9% of the Common shares outstanding based upon the 17,851,502 shares which would be outstanding following the exercise of such options and the exchange of such Preferred Stock.

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(xi) 	The Canal Capital Corporation Retirement Plan (the "Plan") owns 27 shares of Common Stock and 39,586 shares of Preferred stock. Due to the present convertibility of these Preferred shares for 128,654 Common shares, the Plan would be deemed to beneficially own 128,681 shares, constituting 0.7% of shares outstanding (based upon 17,663,169 Common shares outstanding following exchange of the Preferred Stock).

(xii) 	The Datapoint Corporation Supplemental Executive Retirement Plan
("Datapoint Plan") owns no shares of Common Stock and 112,000 shares of Preferred Stock. Due to the present convertibility of these Preferred shares for 364,000 Common shares, the Datapoint Plan would be deemed to beneficially own 364,000 shares, constituting 2.1% of the shares outstanding (based upon 17,663,169 Common shares outstanding following exchange of the Preferred Stock).

(xiii) 	Certain other persons who are related to, affiliated with or customers of Mr. Edelman own Common and Preferred Stock but are not members of the group of reporting persons due to the absence of voting or dispositive power over such shares. Such persons include: (A) Penelope Edelman, Mr. Edelman's former wife, who owns 10,500 shares of Common Stock and 21,509 shares of Preferred Stock, (currently convertible into 69,904 Common shares) or a total after exchange of 80,404 shares, constituting approximately 0.4% of the shares outstanding (based upon the 17,663,169 shares outstanding following exchange of the Preferred shares); (B) three Uniform Gifts To Minors Accounts for the benefit of children of Mr. Edelman, of which Mr. Edelman's former wife is custodian, own 15,835 shares of Common Stock and 38,330 shares of Preferred Stock (currently convertible into 124,572 Common shares) or a total, after conversion, of 140,407, shares constituting approximately 0.7% of the shares outstanding (based upon the 17,663,169 shares outstanding following exchange of the Preferred shares); (C) three trusts for the benefit of children of Mr. Edelman, of which Michael Schultz is trustee, own a total of 1,509 shares of Common Stock and 279 shares of Preferred Stock (currently convertible into 907 Common shares) or a total, after exchange of 2,416 shares, constituting less than .1% of the Common shares outstanding after exchange of the Preferred shares; and (D) Mildred Ash owns 26,080 shares of Common Stock and 68,090 shares of Preferred Stock (currently convertible into 221,090 Common shares) or a total after exchange of 247,170 shares, constituting approximately 1.4% of the shares outstanding (based upon the 17,663,169 shares outstanding following exchange of the Preferred shares). Mr. Edelman expressly disclaims beneficial ownership of the foregoing shares.

(xiv) 	To the best knowledge of the reporting persons, certain directors, officers and/or general partners of the reporting persons own the following amounts of Common and Preferred Stock (based upon information reported by the Company or such individuals in public filings): (A) David Berger, a Trustee of the Datapoint Plan, owns 63,333 shares of Common Stock (consisting of exerciseable employee options for 63,333 shares), constituting approximately 0.4% of the outstanding shares; (B) Gerald N. Agranoff, a director of Canal, a general partner of Plaza, an executive officer of Edelman Management, and a Trustee of the Datapoint Plan, owns 58,333 shares of Common Stock (consisting of exerciseable employee and director options for 58,333 shares), constituting approximately 0.3% of the outstanding shares; and (C) Irving Garfinkel, a general partner of Plaza and an officer of Edelman Management owns 25,000 shares of Common Stock (consisting of exerciseable director options for 25,000 shares) constituting approximately 0.1% of the outstanding shares. Mr. Edelman expressly disclaims ownership of the foregoing shares.

Item 5(b) is hereby amended as to Edelman Value Fund, Ltd. as follows:

(b) 	Asher B. Edelman is Edelman Value Fund, Ltd.'s investment manager and exercises the power to vote and dispose of the shares owned by Edelman Value Fund, Ltd. Regina M. Edelman, while owning certain of the corporate shares of Edelman Value Fund, Ltd. as an investor, is but one of several such investing shareholders and cannot be deemed to beneficially own the Company's shares held by Edelman Value Fund, Ltd. for purposes of Rule 13d-3.

Item 5(c) is hereby amended as follows:

(c) 	All transactions in the Common Stock and in the Preferred Stock presently convertible into Common Stock within the 60 days preceding this Amendment by the reporting persons and, to the best knowledge of the reporting persons, by the other named individuals and entities above are reported on Schedule A hereto. Except as otherwise noted, all such transactions were open market transactions.

(d) 	Not applicable.

(e) 	Not applicable.

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                                      	SIGNATURE


After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	December 10, 1996


                             						 __________________________________
						                             	/s/  ASHER B. EDELMAN
						                             	Asher B. Edelman, individually and as
                                    attorney-in-fact for each of Plaza
                                    Securities Company, Canal Capital
                                    Corporation, A. B. Edelman Limited
                                    Partnership, Edelman Value Partners, L.P.,
                                    Felicitas Partners, L.P., A. B. Edelman
                                    Management Co., Inc., Regina M. Edelman,
                                    Canal Capital Corporation Retirement Plan
                                    and Datapoint Corporation Supplemental
                                    Executive Retirement Plan and Edelman Value
                                    Fund, Ltd. under powers of attorney

                                   	SCHEDULE A
                     	(to Amendment No. 43 to Schedule 13D)

            	Transactions in Datapoint Corporation Common Stock ("Comm"). [Including Preferred $1.00 Stock ("PfdA") convertible into Common Stock]

         					                          	 No. Shares
Date          		Name 				        	        Bought (Sold)		    	Price

10/10/96       	Edelman Value Fund, Ltd. 		5,000 PfdA		      	$3-3/8
10/11/96	       Edelman Value Fund, Ltd. 	  	600 PfdA			      $3-1/4
10/14/96	       Edelman Value Fund, Ltd.	 	1,000 PfdA	      		$3-1/4
10/15/96	       Edelman Value Fund, Ltd.		13,000 PfdA		      	$3-1/4
10/16/96	       Edelman Value Fund, Ltd.	 	2,400 PfdA		      	$3-1/4
10/16/96	       Edelman Value Fund, Ltd.	 	2,000 PfdA		      	$3-3/8
10/16/96	       Mildred Ash				              500 Comm      			$1
10/16/96       	Penelope Edeman			         5,000 Comm			      $1
10/17/96	       Mildred Ash				           10,000 Comm		      	$1-1/8
10/17/96       	Penelope Edelman 		       	5,000 Comm		      	$1-1/8
10/17/96	       Edelman Value Fund, Ltd.		 7,500 PfdA		      	$3-1/2
10/17/96	       Edelman Value Fund, Ltd.	 	5,000 PfdA			      $3-3/8
10/17/96       	Regina Edelman			         10,000 Comm			      $1-1/8
10/18/96	       Edelman Value Fund, Ltd.	 	2,000 PfdA			      $3-3/4
10/31/96	       Penelope Edelman		          	500 PfdA 		     	$4
10/31/96	       Penelope Edelman		          	500 PfdA 		     	$4-1/8
11/29/96	       Penelope Edelman		          	500 PfdA 			     $3-3/8

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